UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

Commission File Number 333-117473

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mueller Group, LLC
Full Name of Registrant

n/a
Former Name if Applicable

500 West Eldorado Street
Address of Principal Executive Office (Street and Number)

Decatur, IL 62522-1808
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant, Mueller Group, LLC, a Delaware limited liability company (“Mueller Group” or the “Company”), is unable to file by the prescribed due date the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 without unreasonable effort or expense because the Company’s ultimate parent company, Walter Industries, Inc. (“Walter Industries”), has not yet completed the preparation of the consolidated, audited financial statements for the year ended December 31, 2005 for Walter Industries, and, as a result, the Company has not been able to complete the preparation of its financial statements for the fiscal quarter ended December 31, 2005.

In addition, the Company’s parent company, Mueller Water Products, Inc. (“Mueller Water Products”), has not been able to complete the preparation of its financial statements for the fiscal quarter ended December 31, 2005; and Mueller Water Products is unable to file by the prescribed due date its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005.

The Company expects that each of the Company and Mueller Water Products will be in a position to file its quarterly report by February 21, 2006, but there can be no assurances that the quarterly financial statements will be completed by such date.

In addition, the Company anticipates that it will timely provide the certifications and financial statements required under the credit agreement dated October 3, 2005 by and among Mueller Group, Bank of America, N.A. as administrative agent, Morgan Stanley Senior Funding, Inc., as syndication agent, Calyon New York Branch, Fifth Third Bank and JP Morgan Chase Bank, N.A., as co-documentation agents and the other lenders named therein (the “Mueller Credit Agreement”).  However, no assurance can be made that the Company’s efforts will be deemed sufficient under the Mueller Credit Agreement or that the lenders under the Mueller Credit Agreement will not deem a default to have occurred. Default under the Mueller Credit Agreement would prevent Mueller Group from borrowing under the credit facility.

The failure by the Company to file its quarterly report by the prescribed due date, including the applicable grace period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934 as amended (“Exchange Act”), will constitute a default under the indenture governing the Company’s outstanding senior subordinated notes.  In addition, the failure by Mueller Water Products to file its quarterly report on Form 10-Q by the prescribed due date, including the applicable grace period under Exchange Act Rule 12b-25, will constitute a default under the indenture governing the outstanding senior discount notes of Mueller Water Products.  If any such defaults under the indentures of the Company and Mueller Water Products are not remedied after delivery of a notice of default and/or a lapse of the relevant grace period, the holders of the Company and the Mueller Water Products notes would be able to declare the notes immediately due and payable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joseph J. Troy	813	871-4811
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, on October 3, 2005, through a series of transactions (the “Acquisition”), Walter Industries, through a wholly-owned subsidiary, acquired all outstanding shares of capital stock of Mueller Water Products, Inc. (“Predecessor Mueller”), which immediately was converted into Mueller Water Products, LLC, a Delaware limited liability company; and contributed United States Pipe and Foundry Company, LLC, (“U.S. Pipe”), owned by Walter Industries since 1969, to the Company.  In accordance with the generally accepted accounting principles (“GAAP”), for accounting purposes U.S. Pipe is treated as the acquirer of Predecessor Mueller and the Company.  Accordingly, effective October 3, 2005, U.S. Pipe’s basis of accounting will be used for the Company and all historical financial data of the Company included in its report on Form 10-Q for the quarter ended December 31, 2005 will be that of U.S. Pipe.

As a result of the financial statements’ reference to the historical financial statements of U.S. Pipe, the results of operations of the Company for the quarter ended December 31, 2005, which will include the results of U.S. Pipe and the Company, will appear to have changed significantly in respect of the results of operations for the quarter ended December 31, 2004, which will include only U.S. Pipe’s financial results.

Mueller Group, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2006	By	/s/ Jeffery W. Sprick
Name: Jeffery W. Sprick
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).